Durham Jones & Pinegar, P.C.	Joshua E. Little
192 East 200 North, Third Floor	Attorney at Law
St. George, Utah 84770-2879	jlittle@djplaw.com
435.674.0400	File No. 41488.00
435.628.1610 Fax
www.djplaw.com

September 24, 2008
VIA EDGAR
Linda Cvrkel
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mad Catz Interactive, Inc. Form 10-K for the fiscal year ended March 31, 2008 Filed June 30, 2008 Commission File No. 001-14944
Dear Ms. Cvrkel:
We are in receipt of the Staff’s letter dated September 11, 2008 with respect to the above-referenced Form 10-K for the fiscal year ended March 31, 2008. We are responding herein to the Staff’s comments on behalf of our client, Mad Catz Interactive, Inc. (“Mad Catz”), as set forth below. Courtesy copies of this letter are being submitted to the Staff by facsimile delivery.
Mad Catz’ responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All capitalized terms used but not defined herein have the meanings assigned to such terms in the Form 10-K. For ease of reference, we have set forth the Staff’s comments and Mad Catz’ response for each item below.
Form 10-K for the year ended March 31, 2008
Item 9A. Controls and Procedures, page 42
1.	We note from your response to our prior comment 2 that subsequent to the evaluation of disclosure controls and procedures and filing of the 2008 Form 10-K, management determined
SALT LAKE CITY   |   OGDEN   |   ST. GEORGE   |   LAS VEGAS

Linda Cvrkel
September 24, 2008

that the matters underlying the material weakness in ICFR were not as temporary or solely related to the Saitek Companies as previously concluded and as a result, management concluded that in hindsight the disclosure controls and procedures were not effective as of March 31, 2008. In light of this conclusion, please revise your Form 10-K for the year ended March 31, 2008 to revise your disclosure to indicate that disclosure controls and procedures were not effective.
Mad Catz Response: Mad Catz notes the Staff’s comment and will revise its Form 10-K for the year ended March 31, 2008 to indicate that its disclosure controls and procedures were not effective upon completion of the Staff’s review of the comments and responses below.
Note to the Financial Statements
Note 2. Summary of Significant Accounting Policies
Adoption of SAB 108, page F-13
2.	We note from your response to our prior comment 5 that two of the adjustments related to differences with: 1) your former policy of ratably accruing for audit and 10-K filing fees over the fiscal year as opposed to when services were rendered; and 2) your former policy of accruing for excess sales related reserves in advance of offering them to the customers. Please explain to us when you made the changes in your accounting policy from these “former policies” to your current policies. Also, please tell us if these changes in policy were disclosed at the time you made the changes and how you accounted for the changes under SFAS No. 154 or APB 20, as applicable.
Mad Catz Response:
Audit Fee Accrual Policy: Mad Catz adopted SAB 108 in its fiscal year ended March 31, 2007 and applied the transitional guidance of SAB 108. Through March 31, 2006, Mad Catz’ accounting practice was to accrue its audit and Form 10-K fees ratably throughout each fiscal year. Concept Statement No. 6 requires such fees to be recorded in the period in which the services are rendered. Mad Catz treated this accounting practice as a non-GAAP policy because the impact of the application of this non-GAAP policy was immaterial to the financial statements under the rollover method. Upon the adoption of SAB 108 effective April 1, 2006, Mad Catz was required to evaluate uncorrected adjustments under both the rollover method and the iron curtain method. Mad Catz determined the impact of this non-GAAP policy was not immaterial using the iron curtain method and therefore corrected the iron curtain error through the cumulative adjustment to beginning retained earnings in conjunction with the initial adoption of SAB 108 as of April 1, 2006. Subsequent to the SAB 108 transition adjustment, Mad Catz has applied the provisions of Concept Statement No. 6 and records expenses for audit and Form 10-K fees when the services are rendered, rather than according to the previous method ratably over each fiscal year. Mad Catz did not believe disclosures under FAS No. 154 were necessary as (i) the impact of the error was immaterial to prior periods under the rollover method and (ii) the correction of the error was recorded in connection with the transitional guidance of SAB 108.
Excess Sales Related Reserves Policy: Similar to the audit fee accrual fact pattern discussed above, Mad Catz treated its accounting practice of recording price protection reserves prior to when offered to the customers (i.e. the reserves were recorded when Mad Catz determined that they would offer a price protection adjustment to the customers) as a non-GAAP policy, as the impact was immaterial to the financial statements under the rollover method. Upon the adoption of SAB 108 effective April 1, 2006,

Linda Cvrkel
September 24, 2008

Mad Catz determined that the impact of this non-GAAP policy was not immaterial from the iron curtain method and therefore corrected the iron curtain error through the cumulative adjustment to beginning retained earnings in conjunction with the initial adoption of SAB 108 as of April 1, 2006. Subsequent to the SAB 108 transition adjustment, Mad Catz has applied the provisions of EITF 01-09 and records the reserves when they are offered to the customers, rather than the previous method of recording the reserves prior to the offer to the customers. Mad Catz did not believe disclosures under FAS No. 154 were necessary as (i) the impact of the error was immaterial to prior periods under the rollover method and (ii) the correction of the error was recorded in connection with the transitional guidance of SAB 108.
Note 6. Intangible Assets and Goodwill, page F-17
3.	We note from your response to our prior comment 6 that the language referring to the Gameshark acquisition was inadvertently included in your disclosure. However, we do not believe that your response adequately addresses our previous comment. Please provide us details of the nature of this $4.8 million adjustment to goodwill and accumulated comprehensive other income and explain to us how the amount of the adjustment was determined or calculated.
Mad Catz Response: The $4.8 million adjustment to goodwill arose from Mad Catz’ incorrect translation of goodwill resulting from the 1999 acquisition by Mad Catz Interactive Inc., a Canadian corporation, of its Mad Catz, Inc. subsidiary, which is a Delaware corporation. FAS 52 requires that goodwill acquired in a purchase transaction should be measured in the functional currency of the acquired entity (which is the US dollar in Mad Catz’ fact pattern), regardless of whether the goodwill was pushed down to the foreign entity, and if the local currency is the functional currency of the foreign entity, be translated to the reporting currency at current exchange rates. In fiscal 2007, Mad Catz determined that they had incorrectly measured the goodwill in Canadian dollars instead of the required US dollar and as a result recorded incorrect translation adjustments. In addition, Mad Catz elected to change their reporting currency from the Canadian dollar to the US dollar in fiscal 2001 (as of March 31, 2002). Therefore, from the acquisition date through the date of the reporting currency change in 2001, Mad Catz should have recorded the goodwill balance in US dollars, which would have resulted in a net goodwill balance of $17.483 million as of March 31, 2002. Thereafter, the balance of goodwill should not have changed as the reporting currency and the functional currency of the acquired entity were both the US dollar. The $4.8 million adjustment represents the cumulative translation adjustments that were incorrectly recorded through April 1, 2006 (the effective adoption date of SAB 108), calculated as follows ($000s):

		Exchange Rate
As Reported	CA$	as of 3/31/06	US$
Cost — Mad Catz	29,972	0.857	25,686
Less: Accumulated Amortization	(3,870)	0.857	(3,317)

	26,102		22,369

		Exchange Rate
As Adjusted	CA$	as of 8/31/99	US$
Cost — Mad Catz	29,972	0.670	20,081

Less: Accumulated Amortization	(3,870)	0.670	(2,592)

	26,102		17,489

Adjustment			(4,880)

Linda Cvrkel
September 24, 2008

     Please direct any questions regarding the foregoing information to the undersigned at (435) 674-0400. Thank you in advance for your cooperation in connection with this matter.
Sincerely,
Durham Jones & Pinegar, P.C.
/s/ Joshua Little
Joshua E. Little
JEL/pfs

cc:	Whitney E. Peterson, Esq. Darren Richardson Stewart Halpern Mad Catz Interactive, Inc

Elizabeth Altman KPMG LLP